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Press Release                                                       Exhibit 99.1
Satyam Computer Services Ltd.

Satyam Posts impressive Q1 results. Net Profit up 141%.

The Company continues to be cautiously optimistic about its growth prospects.

Hyderabad, July 11, 2001: Satyam Computer Services Ltd. has announced that the audited results for the quarter ended June 30, 2001 was approved in the Board meeting held today.

The first quarter total income of Rs.421.02 crore (US$ 89.79 million), was up 74.90% as compared to the revenue of Rs.240.72 crore (US$ 54.56 m) in the corresponding quarter of FY2001.

For the first quarter, the net profit after tax was Rs.121.46 crore
(US$ 25.90m) - an increase of 141.13% over the net profit of Rs.50.37 crore (US$11.42 m) in the corresponding period last year.

The earning per share increased Rs.3.91 (on par value of Rs. 2 per share) on an enhanced equity base (consequent to ADS issue), an increase of 118.44% over the earnings per share of Rs.1.79 for the corresponding quarter of FY2001.


Satyam Chairman, B. Ramalinga Raju said, "The Company continues to be cautiously optimistic about its growth prospects for the financial year in view of the challenges and opportunities put forth by the prevailing situation in our major market. To meet the challenges and to exploit the opportunities in the global market, we have embarked on certain initiatives to stay at the forefront of technology and management practices. Basically, there are five major initiatives, which include positioning Satyam as a Global Solutions Company, expanding our geographical spread, developing strong customer intimacy, assimilating new technologies through alliances, and strengthening internal processes."

Mr. Raju added, "As you are aware, in May, Satyam laid another milestone in its path of progress - we were listed on the world's largest stock exchange, the New York Stock Exchange. Operating on a global scale is one thing; achieving the trust of the global investing public is another. The NYSE listing is recognition that we do both.



Earnings Guidance for the Fiscal Year 2002 and Q2 of Fiscal Year 2002. The Company expects income from software services for the FY 2002 to increase by about 40% year on year. The operating margin for the FY 2002 is expected to be in the range of 34%-35%. The earning per share for the FY 2002 is expected to be between Rs.14.75 and Rs.15.25.
For the quarter ending September 30, 2001 the income from software services is expected to increase by about 3% over the preceding quarter with operating margin being in the range of 34%-35%. The earning per share for the quarter ending September 30, 2001 is expected to be between Rs.3.70 and Rs.3.90.


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A Major Milestone

Satyam's journey toward playing a significant role in the global IT industry continues with sustained vigor. On May 15, Satyam under the symbol SAY, offered through the New York Stock Exchange, 16.7 million American Depository Shares (including greenshoe option), with each ADS representing 2 equity shares of the company. The offering received an overwhelming response from institutional and retail investors and the Company raised US$161.9 million from the issue. This latest milestone marking the listing of the Company on NYSE underscores our vibrant presence in the global marketplace.

As proposed in the ADR prospectus, the Company utilized part of the proceeds for reducing the debt burden. The Company prepaid Rs.146 crore to Financial Institutions and others.

Business Highlights

The business mix for the first quarter further strengthens the trend observed in the preceeding quarter with the share of maintenance and reengineering business continuing to increase. The increase in maintenance work is a reflection of the company's ability to integrate new technologies with mainframe and legacy systems. While Internet and E-commerce provided 19.70% revenues (22.51% during Q4, FY01), the traditional maintenance business stood at 29.76% (23.17% during Q4, FY01). The ERP business contributed 7.08% (7.30% during Q4, FY01) to the total revenue. While open systems continued to be steady at 31.60% share of revenue, engineering services' share was 4.34% (6.98% in Q4, FY01). Telecom saw a fall in its share to 7.08% (8.44% in Q4, FY01). During the first quarter, time and material contracts constituted 71.63% of the total business as compared to 74.08% during Q4 of FY 01.

The key account management coupled with the Company's wide range of services has ensured that the share of repeat business is 81.73% of total revenues (82.99% during Q4, FY01). Satyam managed to add 27 new customers in the first quarter, which included some globally renowned companies. A notable feature is that these customers represent various sectors such as media services, energy, banking & finance, insurance, healthcare, etc.

The top ten customers accounted for 48.38% of revenues as against 49.00% in the previous quarter. During the first quarter, there has not been any significant change in the mix of offshore and onsite business as compared to the previous quarter with offshore constituting 58.62% of total revenue.

In the first quarter, North America accounted for 76.92% of revenue (74.93% during Q4, FY 2001) while Europe contributed 7.83% (6.38% during Q4, FY 2001) with Japan at 2.82% (4.30% during Q4, FY 2001) and the Rest of the World at 12% (14% during Q4, FY 2001).

The number of associates added in the quarter were 212 (229 during Q4 of FY
2001) bringing the total number of employees in the company to 8582. The number of technical associates increased by 210 to 7826. The employee attrition rate reduced to 11.75% as compared to 12.9% in Q4, FY 2001).

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Gearing for the Future

The challenge of meeting the slow down in our major market continued to spur new initiatives in the company. These initiatives are aimed at overcoming the pressure on volumes, price, cost, customer acquisition & retention as well as keeping abreast of technology.

Some of the key initiatives taken during the quarter will also result in long term strengthening of Satyam in order to meet similar challenges in the future.

Positioning Satyam as A Global Solutions Company

More than ever before, Satyam is consciously repositioning itself as a global solutions provider through collaborating, as well as, in some cases competing with the top players in the IT industry such as the Big 5 and leading well-known system integrators. For instance, Satyam is working with a pioneer system integrator company for a contract from one of the big three automakers. In another instance, we have successfully competed against an incumbent Big 5 consulting company for an E-Business assignment.

Our repositioning is also reflected in our cutting edge work. An apt example would be the development of the world's first prepaid mobile billing solution in the Telecom sector.

Geographical Expansion

Our initiative of opening three new regional centers last quarter (Europe, Asia Pacific and Middle East) has started yielding good results. This is evident from the larger share of European business in our first quarter revenues compared to earlier quarters. In the Asia Pacific region, we have secured two breakthrough orders from Australia, one for product development from a global consulting company and another a Data warehousing project with immense potential for an Australian Public Sector Railway company.

Developing Customer Intimacy

To provide focus on customer intimacy, the Company undertook a restructuring into various vertical and horizontal business units. The restructuring has begun to show good results. Our emphasis on domain expertise and application of leading edge technology has enabled us to solve IT related business problems of our customers, thus making them more competitive in the market place. In these challenging times, the 'solutions' approach has helped us position ourselves better against competition and also helps us better meet the needs and aspirations of our clients.

Taking the example of Healthcare, Satyam has in this quarter bagged two major projects, one from Health Axis, USA in Health Insurance and another from MedBiquitous Services. The latter will for the first time involve collaboration with the prestigious Johns Hopkins University, USA and two other reputed partners and will focus on Healthcare Software services.

Satyam has also developed a complete end to end solution to enable healthcare and related services' organisations in the U.S. to comply with the Health Insurance Portability

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and Accountability Act (HIPAA), which requires major changes in the way health care organisations manage and process information.



New Technology and Alliances

We have successfully forged relationships with over 40 best-of-breed technology vendors, global systems integrators and business associates. These tie-ups enable us to offer a wide range of IT solutions to customers to help them meet today's complex business challenges. To this end we have set up a dedicated team to handle Corporate Strategic Alliances.

During the quarter, the company forged alliances with the US-based firms Microsoft Corporation, MatrixOne, Inc. and Epicentric Inc.

Satyam entered into a strategic relationship with Microsoft to jointly create and deliver high-value software solutions using the Microsoft. NET Framework in the Asia-Pacific region. Microsoft will utilize Satyam's skill sets to deliver cutting-edge e-business, enterprise and mobile solutions using key components of Microsoft' .NET Framework in key verticals.

MatrixOne's products provide an infrastructure for establishing business-to-business collaboration among trusted customers, suppliers and other business partners, while also enabling secure access to independent trading communities and applications within private and public net markets. Under the scope of the alliance, Satyam will offer Collaborative Product Commerce solutions that combine the MatrixOne(R) Value Chain Portfolio of applications and the eMatrix net market platform with Satyam's strategic consulting and solution implementation services.

Epicentric Inc., is a leading provider of next generation portal solutions. As per the agreement Satyam will provide clients with strategic consulting and integration services for Epicentric Foundation ServerTM and will offer these services to Epicentric's customers. With this alliance, global Fortune 500 customers are offered Satyam's end-to-end consulting and implementation expertise and Epicentric's advanced technology for delivering integrated Web Services.

Strengthening Internal Processes

To support the increasing needs of the customer facing business units and our people, the Company has embarked on several new initiatives as well as streamlined internal systems and procedures. These processes will further enhance the quality of our service and responsiveness to our customer needs. This is also likely to progressively give us a cost advantage. We believe this will help us position ourselves strongly against competitors in the challenging environment of the global market place.

The latest among such initiatives has been the concept of `Virtual Delivery of services', which is Satyam's answer to the varied information and service needs of today's internal knowledge consumer. This is a telecomputing platform built on powerful knowledge management and supply chain management techniques. Virtual Delivery handles service requests online and enables virtual transactions. This competency and experience could be converted later into an external business opportunity.


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Satyam launched a program for creating awareness on People Capability Maturity
Model (P-CMM) with an objective to understand the relation between the Key Process Areas (KPA) and the existing HR processes within the organization and later linking them with the business requirements. As on date, the core team and the KPA leaders were identified and these associates went through a workshop for a thorough understanding of the Model.

In response to the feedback from the Satyam Organisation Climate Survey, the company has set up a formal on-line web-based communication model called 'Idea Junction'. The intention was to create a real time forum for Satyam associates to contribute their ideas and enhance the level of communication within the company.

Various initiatives have been undertaken to build higher quality levels within internal processes and ensuring participation of everybody in this endeavor. Illustrations are the Quality Maturity Index (QMI), a tool to assist in improving organizational and unit delivery capability, thus ensuring product quality. The second one is QUANTIFY, an in-house process automation tool deployed across 75% of the projects in Satyam for introduction of process automation in the key areas of work so that repetitive, redundant, less productive and less value added activities are eliminated and automated.

Vision Compass Inc., (VCI)

Consequent to its restructuring, VisionCompass Inc. has put in place an aggressive business development plan that has already begun to show results. The second quarter is expected to generate revenue of $400,000,out of which firm orders for nearly $75000 were received within the first ten days of the second quarter. The revenue for the full year is expected to be $2.5 million. The restructuring has reduced the net burn rate and we expect it to be $2.4 million for the fiscal year 2002.


For further details, please contact:

S V L Narayan
Vice President-Corporate Communications
Satyam Computer Services Ltd.
Phone: +91-40-7843222
Mobile: 9849025531
Fax: +91-40-7892771
e-mail: svln@satyam.com

This press release contains forward-looking statements within the meaning of
Section 27-A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained in the press release include, but are not limited to, comments regarding the prospects for further growth in the Company's business and trends in the IT services market. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements -- Satyam Computer Services Limited (Satyam) undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Satyam's business, please see the discussion under the caption "Risk Factors" in Satyam's ADS prospectus dated May 15, 2001, which has been filed with the Securities Exchange Commission and the other reports in files with the SEC from time to time. These filings are available at www.sec.gov.

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